UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Central Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

15346T107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346T107	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Central Federal Savings and Loan Association of Rolla Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [X]
3	SEC Use Only

4	Citizenship or Place of Organization State of Missouri

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power:	131,602 (1)
	6	Shared Voting Power:	11,440 (2)
	7	Sole Dispositive Power:	143,042
	8	Shared Dispositive Power:	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 143,042
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11	Percent of Class Represented by Amount in Row (9) 8% (3)
12	Type of Reporting Person EP

(1) Consists of unallocated shares held by the Central Federal Savings and Loan Association of Rolla Employee Stock Ownership Plan (the “ESOP”).

(2) Consists of shares allocated to the accounts of ESOP participants.

(3) Based on 1,788,020 shares of Common Stock outstanding as of December 31, 2017.

CUSIP No. 15346T107	13G	Page 3 of 5 Pages

Item 1

	(a)	Name of Issuer

Central Federal Bancshares, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

210 W. 10th Street
Rolla, Missouri 65401
Item 2

	(a)	Name of Person Filing

Central Federal Savings and Loan Association of Rolla Employee Stock Ownership Plan
Trustee: Community Bank of Pleasant Hill d/b/a First Trust of MidAmerica

	(b)	Address of Principal Business Office

1901 Frederick Avenue, Suite 100
St. Joseph, Missouri 64501

	(c)	Citizenship of Place of Organization

State of Missouri

	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

	(e)	CUSIP Number

15346T107

Item 3.		If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

		(f)	[X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.		Ownership

		(a)	Amount beneficially owned: 143,042 shares as of December 31, 2017

		(b)	Percent of class: 8%, based on 1,788,020 shares outstanding as of December 31, 2017

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or to direct the vote:	131,602
			(ii)	Shared power to vote or to direct the vote:	11,440
			(iii)	Sole power to dispose or to direct the disposition:	143,042
			(iv)	Shared power to dispose or to direct the disposition:	0

CUSIP No. 15346T107	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Item 9.	Notice of Dissolution of Group

.	Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 15346T107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL FEDERAL SAVINGS AND LOAN
ASSOCIATION EMPLOYEE STOCK
OWNERSHIP PLAN

Date: February 13, 2018	By:	Community Bank of Pleasant Hill
d/b/a First Trust of MidAmerica

/s/ Gerald Lau
Name:	Gerald Lau
Title:	Vice President